UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-15903

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CARBO Ceramics Inc. Savings and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CARBO Ceramics Inc.

Energy Center II

575 N. Dairy Ashford Rd.

Suite 300

Houston, TX 77079

CARBO CERAMICS INC. SAVINGS AND PROFIT SHARING PLAN

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrators

of the CARBO Ceramics Inc. Savings and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the CARBO Ceramics Inc. Savings and Profit Sharing Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the CARBO Ceramics Inc. Savings and Profit Sharing Plan as of December 31, 2014 and 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule of assets held for investment purposes as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the CARBO Ceramics Inc. Savings and Profit Sharing Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Postlewaite & Netterville, APAC

Lafayette, Louisiana

June 26, 2015

CARBO CERAMICS INC. SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2014 AND 2013

	2014	2013
Assets

Investments – at fair value
Mutual funds	$57,937,706	$50,458,439
CARBO Ceramics Inc. common stock	1,753,518	3,074,745
Guaranteed income fund	12,894,124	12,327,489

Total investments	72,585,348	65,860,673

Receivables
Participant contributions	97,865	78,408
Employer match contributions	124,893	115,326
Profit-sharing contributions	2,200,000	2,300,000
Notes receivable from participants	2,471,247	2,068,609

Total receivables	4,894,005	4,562,343

Total assets	77,479,353	70,423,016

Net assets available for benefits	$77,479,353	$70,423,016

See accompanying notes.

CARBO CERAMICS INC. SAVINGS AND PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2014

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$347,057
Interest and dividends	1,064,811

Total investment income	1,411,868

Interest income:
Interest on notes receivable from participants	92,805

Contributions to the Plan:
Participants	5,168,882
Employer match	1,818,892
Employer profit-sharing contribution	2,200,000
Rollovers	1,252,648

Total contributions	10,440,422

Total additions	11,945,095

Deductions from net assets attributed to:
Distributions and withdrawals	4,846,658
Administrative fees	42,100

Total deductions	4,888,758

Net increase	7,056,337

Net assets available for benefits:
Beginning of year	70,423,016

End of year	$77,479,353

See accompanying notes.

CARBO CERAMICS INC. SAVINGS AND PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

1.	Description of Plan

The following description of the CARBO Ceramics Inc. Savings and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions, which is available from CARBO Ceramics Inc. (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

General

The Plan is a contributory defined contribution plan covering substantially all employees of the Company and its domestic subsidiaries, StrataGen, Inc., and Falcon Technologies and Services, Inc. The Plan is administered by a committee that has been appointed by the Compensation Committee of the Board of Directors of the Company. The Plan allows for participants’ immediate participation in the Plan without regard to age or service requirements. The Plan entry date is immediate entry upon employment.

Contributions

Participants may contribute from 2% to 75% of their annual compensation, as defined in the Plan agreement. Effective May 1, 2013, the Company automatically withholds 6% from a participant’s compensation as a salary reduction deferral unless the participant elects a greater or lower percentage (including zero) through a salary reduction agreement. Also effective May 1, 2013, the Plan has a contribution accelerated feature that automatically increases contributions by 1% each year on May 1, up to a maximum of 10% for participants who have elected to defer or who are automatically enrolled into the Plan. The participants have the option to opt out of this accelerated feature. Prior to May 1, 2013, the Company withheld 3% from a participant’s compensation as a salary reduction deferral unless the participant elected a greater or lower percentage (including zero) through a salary reduction agreement.

In addition, participants age 50 and over have the option to contribute up to an additional $5,500 in pretax contributions through the Plan’s catch-up contribution provisions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company’s discretionary matching contribution to the Plan is equal to 50% of the participant’s contribution up to 6% of the participant’s compensation. The Company may also elect to make an additional discretionary profit-sharing contribution. Participants are eligible to receive a discretionary profit-sharing contribution upon the completion of one year of service, which means 1,000 hours of service in a plan year, and must be employed on December 31. Allocations of discretionary profit-sharing contributions are made pro rata based on compensation to eligible participants. During 2014, the Company made discretionary profit-sharing contributions totaling $2,200,000. All contributions made to the Plan are participant-directed into various investment options offered by the Plan and are subject to certain limitations under the Internal Revenue Code (the Code).

CARBO CERAMICS INC. SAVINGS AND PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

1.	Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and the Company’s matching and/or profit-sharing contributions and allocations of plan earnings, and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings and losses of the participant’s respective elected investment options. Allocations of administrative expenses are based on the participant’s account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Administrative Expenses

Plan administrative expenses are paid by either the Company or the Plan, as provided in the Plan agreement.

Vesting

Participants are immediately 100% vested in employee contributions and plan investment earnings on those contributions. Employer discretionary matching and discretionary profit-sharing contributions and plan investment earnings on those contributions vest to individual participants after attainment of certain years of service. After one year of service, the participant becomes 50% vested in employer contributions and is 100% vested after two years of service. On the occurrence of death, retirement, disability, or Plan termination, a participant becomes fully vested in employer contributions and related earnings.

Participant Loans

In general, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less, following the guidelines in the Plan agreement. Effective June 4, 2014, employee pre-tax deferrals and rollovers, pro rata, are the only sources allowed to calculate the 50% limitation. Loan terms range from one to five years or up to a maximum of ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan’s administrator. Principal and interest is paid ratably through payroll deductions.

No loan may be made to a participant sooner than 30 days after the outstanding loan balance of the prior loan has been repaid.

Distributions to Participants

Upon retirement, death, disability, or termination of employment, participants or their beneficiaries may receive the vested balance of their accounts in the form of a lump-sum payment, or if eligible, in the form of an individual retirement account (IRA) rollover. Participants also are allowed to transfer their account balance to another tax deferred qualified plan. A participant may withdraw all or a portion of his or her account in the event of financial hardship, as defined in the Plan agreement.

CARBO CERAMICS INC. SAVINGS AND PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

1.	Description of the Plan (continued)

Forfeitures

Forfeitures of terminated employees’ nonvested account balances are used to reduce employer contributions and/or Plan expenses. Prior to allocating participant forfeitures to pay Plan expenses, the Plan Administrator may use assets of the Plan held under any “Expense Reimbursement Account” to pay outstanding expenses as they occur. Unallocated forfeiture balances as of December 31, 2014 and 2013 were approximately $11,000 and $17,000, respectively, and forfeitures used to reduce Company contributions and pay Plan expenses for 2014 were approximately $50,000.

2.	Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results may differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expense and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Investment Valuation

Prudential Financial, Inc. (Prudential) is the custodian of the Plan. The Plan’s funds are invested in mutual funds, CARBO Ceramics Inc. common stock, and a guaranteed income fund (GIF). Investments are stated at fair value. Fair value is the price that could be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Mutual funds are valued at the closing fund share price based on market quotations on the last business day of the Plan year. Common stock is valued at the quoted market price on the last business day of the Plan year. See Note 3 for discussion of fair value measurements.

CARBO CERAMICS INC. SAVINGS AND PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

2.	Significant Accounting Policies (continued)

Investment Valuation (continued)

The GIF invests in the Prudential Retirement Insurance and Annuity Company’s general accounts under a group annuity contract. The GIF is fully benefit-responsive and should be reported at fair value in the Plan’s statement of net assets available for benefits, with a corresponding adjustment to reflect these investments at contract value. Due to the nature of the GIF, fair value approximates contract value. The investment in the GIF has no maturity date. Although not invoked in 2014 or 2013, and as explained further in Note 5, a discontinuance liquidation would result in the return of contract value within 90 days; therefore, the Company believes that a discontinuance payment would be a reasonable determinant of the fair value and that fair value would approximate contract value due to the discontinuing period being only 90 days. Contract value is the relevant measurement attributable to fully benefit responsive-investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the GIF represents contributions plus earnings, less participant withdrawals and administrative expenses.

Investment Transactions

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Risks and Uncertainties

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Payment of Benefits

Benefits are recorded when paid.

Future Adoption of New Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued new guidance on fair value measurement (Accounting Standards Update (“ASU”) 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years and which should be applied retrospectively to all periods presented. Earlier application is permitted. The new amendments in this ASU remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value (“NAV”) per share practical expedient. In addition, the amendments remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The Plan is currently evaluating the impact of this guidance on its financial statements.

CARBO CERAMICS INC. SAVINGS AND PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

3.	Fair Value Measurements

FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is defined as the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e., an exit price. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2014 and 2013.

CARBO CERAMICS INC. SAVINGS AND PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

3.	Fair Value Measurements (continued)

The following tables set forth, by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014.

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual funds:
Domestic equity funds	$30,917,332	$—	$—	$30,917,332
International equity funds	12,492,558	—	—	12,492,558
Fixed income funds	6,798,479	—	—	6,798,479
Asset allocation	7,224,471	—	—	7,224,471
Other	504,866	—	—	504,866
Common stocks	1,753,518	—	—	1,753,518
Guaranteed income fund	—	—	12,894,124	12,894,124

Total assets at fair value	$59,691,224	$—	$12,894,124	$72,585,348

The following tables set forth, by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013.

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual funds:
Domestic equity funds	$29,384,083	$—	$—	$29,384,083
International equity funds	11,732,530	—	—	11,732,530
Fixed income funds	5,274,167	—	—	5,274,167
Asset allocation	3,824,941	—	—	3,824,941
Other	242,718	—	—	242,718
Common stocks	3,074,745	—	—	3,074,745
Guaranteed income fund	—	—	12,327,489	12,327,489

Total assets at fair value	$53,533,184	$—	$12,327,489	$65,860,673

CARBO CERAMICS INC. SAVINGS AND PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

3.	Fair Value Measurements (continued)

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investment asset, the Guaranteed Income Fund, for the year ended December 31, 2014.

Balance, beginning of year	$12,327,489
Transfers into Level 3	—
Transfers out of Level 3	—
Realized gains/(losses)	—
Unrealized gains/(losses) relating to instruments still held at the reporting date	—
Purchases	4,348,656
Sales	(3,782,021)
Issuances and settlements (net)	—

Balance, end of year	$12,894,124

The following table presents information about significant unobservable inputs used in Level 3 fair value measurements:

Instrument	Fair Value	Principle Valuation Technique	Unobservable Inputs	Range of Significant Input Values
Guaranteed Income Fund	$12,894,124	Fair Value = Contract Value	Earnings at guaranteed crediting rate	Gross guaranteed crediting rate must be greater than or equal to the contractual minimum crediting rate

4.	Investments

The Plan allows participants to invest a portion of their retirement savings in common stock of the Company. Participants can invest up to 20% of any new contributions in the Company’s common stock. Transfers by participants of existing account balances into Company common stock can be performed at any time, subject to insider trading rules established by the Company, and cannot result in more than 20% of their total account balance invested in Company common stock.

CARBO CERAMICS INC. SAVINGS AND PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

4.	Investments (continued)

Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. Prudential, the trustee of the Plan, is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Plan’s Investment Committee directs the trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

Individual investments that represent 5% or more of the Plan’s assets available for benefits are as follows:

	December 31
	2014	2013
Prudential:
Guaranteed Income Fund	$12,894,124	$12,327,489
Mutual funds:
Allianz NFJ Dividend Value Admin	(a)	5,552,891
American Funds Europacific Growth R5	7,957,232	7,044,093
Franklin Growth Adv	8,569,557	6,883,725
J H Disciplined Value R4	6,851,812	(a)
Oakmark Equity & Income I	4,121,222	3,824,941
PIMCO Total Return Bond Fund Admin	4,310,087	(a)

(a)	Investment is less than 5%

During the year ended December 31, 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) net appreciated in fair value as follows:

Mutual funds	$2,542,318
Common stock	(2,195,261)

Total	$347,057

5.	Contract With Insurance Companies

The Plan has entered into a group annuity contract issued by Prudential, which is a fully benefit-responsive investment. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their account balance at contract value. The account is credited with participant contributions plus earnings and charged for participant withdrawals and administrative expenses. The issuer is contractually obligated to repay the principal at a specified interest rate that is guaranteed to the Plan.

CARBO CERAMICS INC. SAVINGS AND PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

5.	Contract With Insurance Companies (continued)

The average yield earned by the Plan was 1.80% for the year ended December 31, 2014, and 2.00% for the year ended December 31, 2013. The average yield earned by the Plan, adjusted to reflect the actual interest rate credited to participants, was 1.80% for the year ended December 31, 2014, and 2.00% for the year ended December 31, 2013. These rates are the same because all interest credited to the Plan is credited to the participants. Interest is credited on contract balances using a single “portfolio rate” approach. Under this methodology, a single interest crediting rate is applied to all contributions made regardless of the timing of those contributions. Interest crediting rates are reviewed on a semiannual basis for resetting.

When establishing interest crediting rates, Prudential considers many factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the issuer’s general account. These rates are established without the use of a specific formula. The minimum crediting rate under the contract is 1.50%.

Events that may limit the ability of the Plan to transact at contract value with the issuer are as follows: premature termination of the contract by the Plan, plant closures, Company layoffs, Plan termination, bankruptcy, and Company mergers. In the case of these events, Prudential reserves the right to settle within 90 days or over time as specified in the group annuity contract. The Company has made no such plans for the near future.

The contract includes a pool transfer limitation (the deferral provision). Prudential has the contractual right to defer a transfer or distribution. If total distributions and transfers from the contract’s pool exceed 10% of the pool’s balance as of January 1 in any one calendar year, the distribution or transfer may be deferred by Prudential. During a deferral provision, any amount deferred will continue to receive credited interest. Retirement, termination, death or disability distributions, hardship withdrawals, and distributions required by Code section 401(a)(9) payable from the guaranteed income fund will be paid and not deferred. The deferral provision was not invoked in 2014 or 2013.

6.	Allocated Amounts

At December 31, 2014, there were no amounts allocable to participants who had elected to withdraw from the Plan.

7.	Related-Party Transactions

Certain investments are managed by Prudential, the trustee of the Plan. Certain Plan assets are also invested in the common stock of the Company. These transactions qualify as party-in-interest transactions. All of these transactions are exempt from prohibited transaction rules under ERISA. During 2014, the Plan received $35,073 in common stock dividends from the Company.

CARBO CERAMICS INC. SAVINGS AND PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

8.	Income Tax Status

The underlying nonstandardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated March 31, 2008, stating that the form of the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2012-6 and 2011-49, the Plan sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

9.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

10.	Subsequent Events

The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance of its financial statements. No items came to management’s attention that require adjustment to the financial statements; however, management notes disclosure of the event below.

During June of 2015, the Company completed a reduction in its workforce triggering a partial Plan termination. All active participants that were terminated in 2015 were made fully vested in the employer contributions to their account, if they were not already fully vested. The value of the accelerated matching contributions, as of the date of this report, is estimated at $76,000 which will be covered by funds in the Plan’s forfeiture account.

Supplemental Schedule

CARBO CERAMICS INC. SAVINGS AND PROFIT SHARING PLAN

EIN: 72-1100013 PN: 001

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2014

Identity of Issue, Borrower, or Similar Party		Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
*	Prudential Financial, Inc.:
	Guaranteed Income Fund	281,712 units	$12,894,124
	Allianz NFJ Small Cap Value Admin	84,022 units	2,157,697
	American Funds Europacific Growth R5	169,159 units	7,957,232
	American Funds Fundamental Investors R5	18,128 units	944,092
	Clearbridge Small Cap Growth I	93,584 units	2,768,220
	Franklin Growth Adv	114,520 units	8,569,557
	J H Disciplined Value R4	361,002 units	6,851,812
	Loomis Sayles Bond CL I	45,300 units	671,798
	Oakmark Equity & Income I	129,151 units	4,121,222
	Oppenheimer Developing Markets Y	76,652 units	2,687,418
	Oppenheimer International Small Co. Y	57,406 units	1,847,908
	PIMCO All Assets Admin	267,061 units	3,103,249
	PIMCO Real Return Bond Admin	13,733 units	149,962
	PIMCO Total Return Bond Fund Admin	404,323 units	4,310,087
	Principal MidCap S&P 400 Index R5	54,359 units	1,079,578
	Principal Small Cap S&P 600 Index R5	26,109 units	645,679
*	Prudential Global Real Estate A	9,569 units	233,288
*	Prudential Jennison Natural Resources Z	6,605 units	271,578
*	Prudential Midcap Value Z	166,971 units	3,498,042
*	Prudential Stock Index Z	40,971 units	1,778,568
	Templeton Global Bond	134,298 units	1,666,632
	Wells Fargo Advantage Discovery Admin	81,722 units	2,624,087
*	CARBO Ceramics Inc. common stock	43,783 units	1,753,518
*	Participant loans	Maturities to 2024, at interest ranging from 4.25% to 7.75%	2,471,247

	Total		$75,056,595

*	Indicates party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CARBO Ceramics Inc. Savings and Profit Sharing Plan
DATE: June 26, 2015
Plan Administrator

	By:	/s/ Ernesto Bautista, III
Ernesto Bautista, III
Vice President and Chief Financial Officer

Index to Exhibit

Exhibit number	Description

23	Consent of Independent Registered Public Accounting Firm